CHEMSPEC INTERNATIONAL LIMITED RECEIVES
FINANCING LETTER REGARDING “GOING PRIVATE” PROPOSAL

SHANGHAI, December 2, 2010 -- Chemspec International Limited (NYSE: CPC; "Chemspec" or the "Company", incorporated in the Cayman Islands), a leading China-based contract manufacturer of highly-engineered specialty chemicals, announced that its Board of Directors has received a letter (the “Financing Letter”), dated November 24, 2010, from the Company’s Chairman and Chief Executive Officer, Dr. Jianhua Yang.  The Financing Letter provides certain information regarding the financing of a proposal from Dr. Yang to acquire certain outstanding shares of the Company in a “going private” transaction (the “Proposed Transaction”) set forth in a proposal letter, dated November 11, 2010 (the “Proposal Letter”).

According to the Financing Letter, Dr. Yang has entered into a consortium agreement with Primavera Capital Management Ltd. (“Primavera Capital”), pursuant to which Dr. Yang and Primavera Capital have agreed to form an acquisition vehicle for the purpose of pursuing the Proposed Transaction on the basis outlined in the Proposal Letter, and to provide equity and debt financing for the Proposed Transaction.  In addition, the Financing Letter states that Dr. Yang and Primavera Capital have received a letter from Standard Chartered Bank (Hong Kong) Limited indicating that it is highly confident, subject to certain conditions, of its ability to underwrite a portion of the funds that would be required for the Proposed Transaction through a senior secured credit facility.

According to the Financing Letter, Primavera Capital is a China-based private investment firm which focuses on buy-out, control-oriented, and growth capital investments and was founded by Dr. Fred Hu, the former Chairman of Greater China at Goldman Sachs.

The Independent Committee formed by the Board of Directors is continuing its evaluation of the Proposed Transaction.  The Board of Directors and the Independent Committee caution the Company’s shareholders and others considering trading in its securities that no decisions have been made by the Independent Committee with respect to Chemspec's response to the proposal for the Proposed Transaction.  There can be no assurance that any definitive offer will be made, that any agreement will be executed or that this or any other transaction will be approved or consummated.

About Chemspec

Chemspec is a leading China-based contract manufacturer of highly engineered specialty chemicals as well as fluorinated specialty chemicals.  In manufacturing specialty chemicals, Chemspec also provides process design and process development services, which enable efficient and rapid production of specialty chemicals that are incorporated into the products of Chemspec's end users.  Chemspec's customers and end users include electronics, pharmaceutical and agrochemical companies.  For more information, please visit http://www.chemspec.com.cn.

Safe Harbor Statements

This announcement contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995.  These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements.  Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements.  Further information regarding these and other risks is included in Chemspec’s filings with the U.S. Securities and Exchange Commission, including its registration statement on Form F-1 and annual reports on Form 20-F, as amended from time to time.  Chemspec does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For further information, please contact:

Chemspec International Ltd.
In Shanghai
Carol Fang
Tel:   +86-21-63638108
Email: ir@chemspec.com.cn

Christensen
In New York
Kathy Li
Tel:   +1-212-618-1978
Email: kli@christensenir.com

In Hong Kong
Tip Fleming
Tel:   +852-9212-0684
Email: tfleming@christensenir.com